------------------------

                                | OMB APPROVAL |

                                                 |---------------------------|
                                                 | OMB Number: 3235-0058     |
                     UNITED STATES               | Expires: April 30, 2009   |
          SECURITIES AND EXCHANGE COMMISSION     | Estimated average burden  |
                Washington, D.C. 20549           | hours per response...2.50 |
                                                  ---------------------------
                     FORM 12b-25
                                                  ---------------------------
              NOTIFICATION OF LATE FILING        |      SEC FILE NUMBER      |
                                                 |          0-22286          |
                                                 |---------------------------|
                                                 |       CUSIP NUMBER        |
                                                 |        M8737E108          |
                                                  ---------------------------


  (Check one): [ ] Form 10-K [X] Form 20-F [ ] Form 11-K [ ] Form 10-Q Form
                     [ ] 10-D [ ] Form N-SAR [ ]Form N-CSR

                       For Period Ended: December 31, 2007
                       -----------------------------------

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:
                        --------------------------------

----------------------------------------------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

----------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

Taro Pharmaceutical Industries Ltd.

----------------------------------------------------------------------

Full Name of Registrant

----------------------------------------------------------------------

Former Name if Applicable

Italy House, Euro Park

----------------------------------------------------------------------

Address of Principal Executive Office (Street and Number)

Yakum 60972, Israel

----------------------------------------------------------------------

City, State and Zip Code

                        PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                        | (a) The reason described in reasonable detail in
                        |     Part III of this form could not be eliminated
                        |     without unreasonable effort or expense;
                        | (b) The subject annual report, semi-annual report,
                        |     transition report on Form 10-K, Form 20-F, Form
                        |     11-K, Form N-SAR or Form N-CSR, or
                   {X}  |     portion thereof, will be filed on or before the
                        |     fifteenth calendar day following the prescribed
                        |     due date; or the subject quarterly report or
                        |     transition report on Form 10-Q or subject
                        |     distribution report on Form 10-D, or portion
                        |     thereof, will be filed on or before the fifth
                        |     calendar day following the prescribed due date;
                        |     and
                        | (c) The accountant's statement or other exhibit
                        |     required by Rule 12b-25(c) has been attached if
                        |     applicable.

                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


Taro Pharmaceutical Industries Ltd. (the "Company") is unable to timely file its annual report on Form 20-F for the fiscal year ended December 31, 2007 (the "2007 20-F") without unreasonable effort and expense because the Company is unable to complete its financial statements for the years ended December 31, 2006 and December 31, 2007. The Company is unable to complete these financial statements because the Company is continuing to review the adequacy of estimates for accruals recorded in 2005 and prior years for sales returns, chargebacks, rebates and administrative fees. The eventual outcome of this review cannot be predicted with any certainty at this time and, based on present information, changes in the estimates for those years, if made, may be material. However, the Company does not expect that any such changes, if made, would affect the results for 2006 and prior years, when taken in the aggregate. Furthermore, if any such changes were to be made, they would likely reduce the amount of loss in 2006. The Company believes that such changes will not impact the financial results for 2007.

The review of accruals described above is also being audited by the Company's outside auditors. As a result of this review, the Company cannot predict when it will be in a position to issue its 2006 or its 2007 audited financial statements.


                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Ron Kolker                          914               345-9000 ext. 6361
     -----------------------       ----------------       ----------------------
       (Name)                         (Area Code)           (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [X] No


As discussed above, the Company continues to be unable to file its annual report on Form 20-F for the fiscal year ended December 31, 2006.


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously announced, the Company expects to report net sales in a range of approximately $313 million and net income of approximately $21.1 million for the year ended December 31, 2007 compared to an estimated loss of approximately $141 million for the year ended December 31, 2006. These estimates are subject to further review and possible change.

--------------------------------------------------------------------------------



                       Taro Pharmaceutical Industries Ltd.
                       -----------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

      Date   June 30, 2008                  By     /s/ Ron Kolker
           -----------------                      ------------------------------
                                            Name:  Ron Kolker
                                            Title: Senior Vice President, Chief
                                                   Financial Officer


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)